SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

MCI, Inc.

(Name of Issuer)

Shares of common stock, par value $0.01 per share

(Title of Class of Securities)

552691206

(CUSIP Number)

Rafael Robles Miaja

Galicia y Robles, S.C.

Boulevard Manuel Avila Camacho 24

Torre del Bosque

Piso 7

Colonia: Lomas de Chapultepec

México City, 11000, Mexico

(52 55) 5540-9225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Myron Trepper, Esq.

David K. Boston, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

April 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 552691206	Page 2 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carlos Slim Helu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,447,684 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 552691206	Page 3 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,447,684 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 552691206	Page 4 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,447,684 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 552691206	Page 5 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,447,684 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 552691206	Page 6 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maria Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,447,684 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 552691206	Page 7 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

  10    SHARED DISPOSITIVE POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,447,684 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 552691206	Page 8 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      43,447,684 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,447,684 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 552691206	Page 9 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Carso Global Telecom, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      28,536,570 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      28,536,570 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,536,570 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

SCHEDULE 13D

CUSIP No. 552691206	Page 10 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Telefonos de Mexico, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      25,620,055 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      25,620,055 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,620,055 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 552691206	Page 11 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Controladora de Servicos de Telecomunicaciones, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      25,620,055 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      25,620,055 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,620,055 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 552691206	Page 12 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Telecom LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      2,916,515 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      2,916,515 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,916,515 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 552691206	Page 13 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Grupo Financiera Inbursa, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      6,987,106 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      6,987,106 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,987,106 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 552691206	Page 14 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Inmobiliaria Inbursa, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      1,085,726 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      1,085,726 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,726 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 552691206	Page 15 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Promotora Inbursa, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      1,444,803 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      1,444,803 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,444,803 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

SCHEDULE 13D

CUSIP No. 552691206	Page 16 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Banco Inbursa, S.A. Institución de Banca Multiple Grupo Financiero Inbursa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      2,600,000 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      2,600,000 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,600,000 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON BK

SCHEDULE 13D

CUSIP No. 552691206	Page 17 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Inmobiliaria para el Desarrollo de Proyectos, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      1,856,577 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      1,856,577 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,856,577 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 552691206	Page 18 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Inmobiliaria Carso, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      6,643,468 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      6,643,468 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,643,468 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 552691206	Page 19 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Orient Star Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3 of the Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      6,643,468 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      6,643,468 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,643,468 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 552691206	Page 20 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON U.S. Commercial Corp., S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      1,280,540 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      1,280,540 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,540 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 552691206	Page 21 of 28 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commercial LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3 of the Schedule 13D)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

      0

  8    SHARED VOTING POWER

      1,280,540 Common Shares (See Item 5 of this Amendment No. 1)

  9    SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      1,280,540 Common Shares (See Item 5 of this Amendment No. 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,280,540 Common Shares (See Item 5 of this Amendment No. 1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (See Item 5 of this Amendment No. 1)
14	TYPE OF REPORTING PERSON OO

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the information set forth in the Schedule 13D, dated March 3, 2005 (“Schedule 13D”), filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission on March 3, 2005. This Amendment No. 1 relates to shares of common stock, par value $0.01 per share (the “Common Shares”), of MCI, Inc., a Delaware corporation (the “Issuer”), and is being filed in connection with the entry into a stock purchase agreement with respect to the disposition by the Reporting Persons of their holdings of the Common Shares. Capitalized terms used herein and not defined in this Amendment No. 1 shall have the meanings assigned to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by inserting the following paragraphs immediately before the last paragraph of such item:

On April 9, 2005, Consertel, Global Telecom LLC, Inmobiliaria Inbursa, Promotora Inbursa, Banco Inbursa, IDP, Orient Star and Commercial LLC (collectively, the “Selling Stockholders”) entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Verizon and Eli Acquisition, LLC, a wholly owned subsidiary of Verizon (“Eli”). The Purchase Agreement provides for the sale to Verizon (the “Transaction”) of all of the Common Shares held by the Selling Stockholders, which constitute all the Common Shares beneficially owned by the Reporting Persons and represent approximately 13.4% of the Issuer’s outstanding shares. The Selling Stockholders are the direct beneficial owners of all the Common Shares beneficially owned by the Reporting Persons.

The Purchase Agreement provides that Verizon will pay to the Selling Stockholders (i) $25.72 in cash for each Common Share (the “Cash Consideration”) and (ii) an amount in cash equal to 3% per annum on the Cash Consideration during the period from the date of the Purchase Agreement to the date the Transaction is consummated. The Selling Stockholders also have the right to receive from Verizon an additional cash payment in the event that the volume weighted average price of Verizon’s common stock for the twenty (20) trading days ending on the third trading date prior to first anniversary of the date of the Purchase Agreement (the “Average Verizon Common Stock Price”) is in excess of $35.52, subject to adjustments in certain circumstances (such excess, the “Verizon Common Stock Differential”). If the Average Verizon Common Stock Price is greater than $35.52, Verizon will pay the Selling Stockholders, with respect to each of their Common Shares, cash in an amount equal to the product of (i) the Verizon Common Stock Differential and (ii) 0.7241; provided, however, that in the event that (a) the transactions contemplated by the Merger Agreement (as defined below) are consummated prior to the first anniversary of the date of the Purchase Agreement and (b) the Verizon Common Stock Differential would otherwise exceed $26.98, then the Verizon Common Stock Differential shall be deemed to be $26.98.

The completion of the Transaction is subject to customary closing conditions, including the receipt of regulatory approvals.

Pursuant to the Purchase Agreement, the Selling Stockholders have agreed that, from the date of the Purchase Agreement to the closing of the Transaction, they will support the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 14, 2005, by and among the Issuer, Eli and Verizon, as amended through the date of the Purchase Agreement, and oppose any proposal made in opposition to, in competition with or in conflict with such transactions.

The foregoing summary of the Purchase Agreement contained in this Item 4 is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons have, as of April 9, 2005, the following direct and indirect beneficial ownership in Common Shares. Entities marked with an asterisk are direct beneficial owners of Common Shares.

	Common Shares (1)
	Number	% of Class
Carlos Slim Helu	43,447,684	13.4
Carlos Slim Domit	43,447,684	13.4
Marco Antonio Slim Domit	43,447,684	13.4
Patrick Slim Domit	43,447,684	13.4
Maria Soumaya Slim Domit	43,447,684	13.4
Vanessa Paola Slim Domit	43,447,684	13.4
Johanna Monique Slim Domit	43,447,684	13.4
CGT	28,536,570	8.8
Telmex	25,620,055	7.9
Consertel*	25,620,055	7.9
Global Telecom LLC*	2,916,515	0.9
GFI	6,987,106	2.2
Inmobiliaria Inbursa*	1,085,726	0.3
Promotora*	1,444,803	0.4
Banco Inbursa*	2,600,000	0.8
IDP*	1,856,577	0.6
Inmobiliaria Carso	6,643,468	2.0
Orient Star*	6,643,468	2.0
U.S. Commercial	1,280,540	0.4
Commercial LLC*	1,280,540	0.4

(1)	Based upon 324,755,920 Common Shares outstanding, as disclosed in the Annual Report on Form 10-K for the year ended December 31, 2004 filed by the Issuer with the Securities and Exchange Commission on March 16, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following to the end thereof:

The description of the Purchase Agreement in Item 4 of Amendment No. 1 is incorporated in this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following to the end thereof:

99.3	Stock Purchase Agreement, dated as of April 9, 2005, by and among Consertel, Global Telecom LLC, Inmobiliaria Inbursa, Promotora Inbursa, Banco Inbursa, IDP, Orient Star, Commercial LLC, Verizon and Eli.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2005	*
Name: Carlos Slim Helu

Dated: April 9, 2005	*
Name: Carlos Slim Domit

Dated: April 9, 2005	*
Name: Marco Antonio Slim Domit

Dated: April 9, 2005	*
Name: Patrick Slim Domit

Dated: April 9, 2005	*
Name: Maria Soumaya Slim Domit

Dated: April 9, 2005	*
Name: Vanessa Paola Slim Domit

Dated: April 9, 2005	*
Name: Johanna Monique Slim Domit

Dated: April 9, 2005	CARSO GLOBAL TELECOM, S.A. DE C.V.

	By:	*

Dated: April 9, 2005	GLOBAL TELECOM LLC

	By:	Empresas y Controles en Comunicaciones S.A. de C.V., its sole member

	By:	*

Dated: April 9, 2005	TELÉFONOS DE MÉXICO, S.A. DE C.V.

	By:	*

Dated: April 9, 2005	CONTROLADORA DE SERVICIOS DE TELECOMUNICACIONES, S.A. DE C.V.

	By:	*

Dated: April 9, 2005	GRUPO FINANCIERO INBURSA, S.A. DE C.V.

	By:	*

Dated: April 9, 2005	PROMOTORA INBURSA, S.A. DE C.V.

	By:	*

Dated: April 9, 2005	INMOBILIARIA INBURSA, S.A. DE C.V.

	By:	*

Dated: April 9, 2005	BANCO INBURSA, S.A. INSTITUCIÓN DE BANCA MÚLTIPLE GRUPO FINANCIERO INBURSA

	By:	*

Dated: April 9, 2005	INMOBILIARIA PARA EL DESARROLLO DE PROYECTOS, S.A. DE C.V.

	By:	*

Dated: April 9, 2005	INMOBILIARIA CARSO, S.A. DE C.V.

	By:	*

Dated: April 9, 2005	ORIENT STAR HOLDINGS LLC

	By:	Inmobiliaria Carso, S.A. de C.V., its sole member

	By:	*

Dated: April 9, 2005	U.S. COMMERCIAL CORP., S.A. DE C.V.

	By:	*

Dated: April 9, 2005	COMMERCIAL LLC

	By:	U.S. Commercial Corp., S.A. de C.V., its sole member

	By:	*

Eduardo Valdes Acra, by signing his name below, signs this document on behalf of each of the above-named persons specified by an asterisk (*), pursuant to a power of attorney duly executed by each such person, and filed with the Commission on the dates set forth under Item 7 in the Schedule 13D.

/s/ Eduardo Valdes Acra
Eduardo Valdes Acra
Attorney-in-fact